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                          December 15, 2020

       William J. Pasenelli
       Chief Executive Officer
       The Community Financial Corporation
       3035 Leonardtown Road
       Waldorf, MD 20601

                                                        Re: The Community
Financial Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed December 11,
2020
                                                            File No. 333-251289

       Dear Mr. Pasenelli:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Ed Olifer, Esq.